Matters Submitted to a Vote of Security Holders

A proxy statement dated October 26, 2004 was sent to record date shareholders regarding the approval of the reorganization of the Strong Funds into the Wells Fargo Funds family and interim investment advisory agreements between the Strong Funds and Wells Fargo Funds Management LLC and certain sub-advisors. The special meeting of shareholders was scheduled to be held on December 10, 2004.